Exhibit 4.2

FIRST AMENDMENT
TO THE
JONES LANG LASALLE INCORPORATED
DEFERRED COMPENSATION PLAN
(As Amended and Restated Effective January 1, 2009)

WHEREAS, Jones Lang LaSalle Incorporated (the “Company”) maintains the Jones Lang LaSalle Incorporated Deferred Compensation Plan (the “Plan”) for the benefit of its eligible employees, which Plan was amended and restated in its entirety effective January 1, 2009; and

WHEREAS, pursuant to Section 12.2 of the Plan, the Company retains the authority to amend the Plan; and

WHEREAS, the Company’s Board of Directors has delegated its authority to amend the Plan to the Jones Lang LaSalle Incorporated Compensation Committee; and

WHEREAS, the Compensation Committee has authorized the Deferred Compensation Plan Committee (the “DC Plan Committee”), as evidenced in writing by the Chairman of the DC Plan Committee, to make certain amendments to the employee benefit plans sponsored by the Company or a member of its controlled group; and

WHEREAS, the Company desires to amend the Plan to provide for the deferral of Outperformance Plan contributions to be made to the accounts of selected Participants”

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended, effective as of December 16, 2011, in the following respects:

1. The first sentence of Section 1.1 of the Plan is amended to read as follows:

“Account Balance”.shall mean an entry on the records of the Employer equal to the sum of a Participant’s (a) Annual Account balance, (b) SOP Account balance, (c) Restricted Stock Account balance, and (d) OP Account balance.”

2. New Sections 1.28A and 1.28B are added to the Plan immediately following Section 1.28 to read as follows:

“1.28A	“OP Account”.shall mean an entry on the records of the Employer equal to (a) the sum of a Participant’s OP Amount for any each Plan Year, plus (b) amounts credited or debited to such amounts pursuant to this Plan, less (c) all distributions made to the Participant or his or her Beneficiary pursuant to this Plan that relate to the OP Account for such Plan Year. The OP Account shall be a bookkeeping entry only and shall be utilized solely as a device for the measurement and determination of the amounts to be paid to a Participant, or his or her designated Beneficiary, pursuant to this Plan.”
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“1.28B	“OP Amount”.shall mean the amount of the Overperformance Plan bonus, if any, credited to a Participant’s OP Account for any Plan Year in accordance with Section 3.11”

3. A new Section 3.11 is added to the Plan immediately following Section 3.10 to read as follows:

“3.11	OP Accounts. For each Plan Year commencing with 2012, the Committee may, but shall in no event be required to, credit an OP Amount to the OP Account of such Eligible Employees as the Committee may select, in such amounts as the Committee may determine in its sole discretion, in accordance with an Overperformance Plan established by the Committee from time to time. If an Eligible Employee to whom an OP Amount is credited has not previously elected to participate in the Plan, such Eligible Employee shall thereafter be considered a Participant with respect to his OP Account. OP Accounts shall be administered and distributed in accordance with the provisions of this Section 3.11, which shall control over any contrary provision of the Plan:
(a)	Elections. Participants may not elect whether to defer OP Amounts, and OP Amounts shall not be considered part of a Participant’s Bonus for purposes of Section 3.2, or taken into account in determining the amount allocated to a Participant’s Restoration Matching Account. If a Participant who is credited with an OP Amount for the first time has previously elected to receive his Retirement Benefit in the form of installments, or to receive a Change in Control Benefit, that election shall also apply to his OP Account. A Participant who is credited with an OP Amount for the first time and who has not previously elected to participate in the Plan may elect the manner in which his Retirement Benefit will be paid, and whether to receive a Change in Control Benefit, prior to the date on which the OP Amount is credited to his Account, in the same manner as a Participant electing to participate in the Plan for the first time, unless the Participant will be eligible to retire within 12 months after the date on which the OP Amount is credited to his Account, in which event his Retirement Benefit will be paid in a lump sum, and he will not be eligible for a Change in Control Benefit, in accordance with the Plan’s defaults. Notwithstanding the foregoing, the Committee may permit such a Participant who subsequently makes a deferral election pursuant to Section 3.1 to elect the method of payment of his Retirement Benefit, or to receive a Change in Control Benefit, but such elections will not apply to his OP Account.
(b)	Vesting. Fifty percent of a Participant’s OP Account attributed to his 2012 OP Amount shall vest on July 1, 2014, and the remaining 50% shall vest on July 1, 2016. Future OP Amounts shall vest on the dates specified by the Committee at the time of grant. Except as otherwise provided below, if a Participant incurs a Separation from Service before his OP Account has fully vested, the unvested portion shall be immediately and permanently forfeited.
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(c)	Retirement Benefit; Noncompete. Upon a Participant’s Retirement, the vested portion of the Participant’s OP Account shall be distributed in accordance with his Retirement Benefit election. Each unvested portion of the Participant’s OP Account shall be distributed in the same manner commencing on the date on which the unvested portion of the OP Account vests. Notwithstanding the foregoing, if at any time after his Retirement, the Participant, without prior written authorization from the Company’s CEO, directly or indirectly, either on his own account or on behalf of or with any other person, firm or business entity, (i) owns, manages, operates or controls any business, partnership, firm, corporation, limited liability company or other entity that is engaged, directly or indirectly, in the business of the Company or any of its affiliates, or serves as an employee, independent contractor, or in any other capacity on behalf of any such person or entity; or (ii) solicits or induces any clients that have existing or pending transactions or assignments with the Company to discontinue or reduce their transactions or any assignments with the Company or reduce their consideration of the Company for pending transactions or assignments, then the portion of the Participant’s OP Account that was not vested at the time of his Retirement, to the extent not yet paid, shall be forfeited, and the Participant shall be liable to pay the Company liquidated damages equal to any portion of the OP Account that was not vested at the of Retirement but that was subsequently paid to the Participant. The Company may require any Participant whose OP Account is not fully vested at the time of Retirement to enter into an agreement acknowledging his obligations under this paragraph (c) and containing such other provisions as the Company may require as a condition to the continued vesting and payment of the unvested portion of his OP Account, and any Participant who fails to enter into such an agreement prior to the date upon which the unvested portion of his OP Account would otherwise be payable shall forfeit such unvested portion; provided that the failure of the Company to require any Participant to enter into such an agreement shall not affect the enforceability of the provisions of this paragraph (c).
(d)	Death or Disability. Upon the death or Disability of a Participant, his OP Account shall vest in full and be distributed in accordance with Article 8 or Article 9, as applicable.
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(e)	Change in Control Benefit. Upon the occurrence of a Change in Control, if the Participant has made an election to receive a Change in Control Benefit which applies to his OP Account, his OP Account shall be fully vested and included ion his Change in Control Benefit. Notwithstanding the foregoing, if the Participant had not previously elected to receive a Change in Control Benefit before receiving an OP Amount, but was permitted to elect to receive a Change in Control Benefit because he would not reach eligibility for Retirement within 12 months after the date the OP Amount was credited to his Account, and the Change in Control occurs within such 12 month period, the election shall be void and he shall not receive a Change in Control Benefit. If a Change in Control occurs, and a Participant is not entitled to have his OP Account paid in a Change in Control Benefit, such Participant’s OP Account shall be fully vested, but shall not be paid until he incurs a Separation from Service, at which time it will be paid in accordance with the applicable provision of the Plan.
(f)	Termination Benefit. If a Participant incurs a Separation from Service that does not qualify as a Retirement, the vested portion of his OP Account shall be paid in accordance with Article 7, and the unvested portion shall be forfeited.
(g)	Scheduled Distributions. A Participant may not elect a Scheduled Distribution for any portion of his OP Account, whether or not vested.
(h)	Unforeseeable Emergencies. A Participant may petition the Committee for a distribution from the vested portion of his OP Account in the event of an Unforeseeable Emergency pursuant to Section 4.4.
(i)	Investment. OP Amounts credited to a Participant’s Account shall be deemed invested in the Plan’s money market fund, or in such other manner as the Committee may determined, until the Participant is able to make an investment election, and shall thereafter be deemed invested as provided in Section 3.9.”

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IN WITNESS WHEREOF, this First Amendment has been executed by a duly authorized representative of Jones Lang LaSalle Incorporated this 5th day of December, 2011.

JONES LANG LASALLE INCORPORATED
By:	/s/ Elizabeth Hayden
Elizabeth Hayden, Chairman of the Deferred Compensation Committee and Executive Vice President of Jones Lang LaSalle Americas, Inc.

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